UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)
Bio-Rad Laboratories, Inc.
(Name of Issuer)
Class A Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
090572-20-7
(CUSIP Number)
Alice N. Schwartz
1000 Alfred Nobel Drive
Hercules, California 94547
(510) 741-6000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Christopher L. Kaufman Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600	Timothy S. Ernst Bio-Rad Laboratories, Inc. 1000 Alfred Nobel Drive Hercules, California 94547 (510) 741-6005

September 12, 2016
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].
(Continued on following pages)

Page 1 of 9 Pages
Exhibit Index is on Page 9

SCHEDULE 13D
CUSIP No. 090572-20-7		Page 2 of 9 Pages

1.		Name of Reporting Person IRS Identification Nos. of Above Persons (Entities Only) Alice N. Schwartz(1)
2.	Check the Appropriate Box if a Member of a Group (a) [ x ] (b) [ ]
3.		SEC Use Only
4.		Source of Funds OO
5.		Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
6.		Citizenship or Place of Organization United States Citizen
	7.	Sole Voting Power 2,733,853 shares of Class A Common Stock (2)
Number of Shares Beneficially Owned By	8.	Shared Voting Power 3,820 shares of Class A Common Stock (3)
Each Reporting Person With	9.	Sole Dispositive Power 2,733,853 shares of Class A Common Stock (2)
	10.	Shared Dispositive Power 3,820 shares of Class A Common Stock (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,737,673 shares of Class A Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.	Percent of Class Represented by Amount in Row (11) 11.2%
14.	Type of Reporting Person IN

(1) David Schwartz, Bio-Rad’s former Chairman of the Board, husband of Alice N. Schwartz and a reporting person in the Prior Filing (as defined in Item 2), is deceased.

(2) Held by the following trusts, all of which Alice N. Schwartz is the sole trustee: the David and Alice N. Schwartz Charitable Remainder Unitrust (34,311 shares); the David Schwartz Exemption Trust (90 shares); the David Schwartz Exempt Marital Trust (240 shares); the David Schwartz Non-Exempt Marital Trust (898,931 shares); and the Alice N. Schwartz Revocable Trust (1,800,281 shares). One of these trusts, the Alice N. Schwartz Revocable Trust, has been added as a reporting person to this statement on Schedule 13D, as set forth on page 4 of this filing.

(3) Held by the Alles Institute for Medical Research, a Delaware Charitable Nonstock Corporation, with respect to which Alice N. Schwartz shares voting and dispositive power consistent with the purposes of the Delaware Charitable Nonstock Corporation.

SCHEDULE 13D
CUSIP No. 090572-20-7		Page 3 of 9 Pages

1.		Name of Reporting Person IRS Identification Nos. of Above Persons (Entities Only) Alice N. Schwartz Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (a) [x] (b) [ ]
3.		SEC Use Only
4.		Source of Funds OO
5.		Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
6.		Citizenship or Place of Organization California
	7.	Sole Voting Power 1,800,281 shares of Class A Common Stock
Number of Shares Beneficially Owned By	8.	Shared Voting Power -0- shares of Class A Common Stock
Each Reporting Person With	9.	Sole Dispositive Power 1,800,281 shares of Class A Common Stock
	10.	Shared Dispositive Power -0- shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,800,281 shares of Class A Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.	Percent of Class Represented by Amount in Row (11) 7.3%
14.	Type of Reporting Person OO

Item 1. Security and Issuer.
This statement relates to the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of Bio-Rad Laboratories, Inc. (“Bio-Rad” or the “Company”), whose principal offices are located at 1000 Alfred Nobel Drive, Hercules, California 94547.
Item 2. Identity and Background.
Item 2 of the Schedule 13D is hereby amended and restated as follows:

Reference is made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 16, 1982 by David Schwartz, as last amended by Amendment No. 3 to the statement on Schedule 13D filed with the Commission on January 7, 1994 and revised on January 19, 1995 by David Schwartz and Amendment No. 4 to the statement on Schedule 13D filed with the Commission on December 14, 2011 (the “Prior Filing”). Alice N. Schwartz and the Alice N. Schwartz Revocable Trust (sometimes collectively referred to as the “Shareholders”) have agreed to file this statement jointly in an agreement entered into pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and included as an exhibit to this statement, which agreement is hereby incorporated by reference. The Prior Filing is incorporated by reference and is hereby amended by this statement which is filed by the Shareholders, with respect to whom the following information relates.
(a)-(c), (f). This statement is being filed by Alice N. Schwartz, a Director of Bio-Rad and the Alice N. Schwartz Revocable Trust. David Schwartz, Bio-Rad’s former Chairman of the Board and a reporting person in the Prior Filing, passed away on April 1, 2012. The Alice N. Schwartz Revocable Trust has been added as a reporting person to this statement on Schedule 13D.
 The business address of Alice N. Schwartz and the Alice N. Schwartz Revocable Trust is c/o Bio-Rad Laboratories, Inc., 1000 Alfred Nobel Drive, Hercules, California 94547.

Alice N. Schwartz is a citizen of the United States of America.

(d), (e). During the last five years, neither Alice N. Schwartz nor the Alice N. Schwartz Revocable Trust has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
Item 3 to the Schedule 13D is hereby amended, in pertinent part, as follows:

Not applicable.

Item 4. Purpose of Transaction.
Item 4 to the Schedule 13D is hereby amended, in pertinent part, as follows:
The purposes of the transactions on October 1, 2013 and September 12, 2016 for Alice N. Schwartz and for the Alice N. Schwartz Revocable Trust set forth in Item 5 were estate planning and the purposes of the transactions on March 11, 2015 and June 10, 2016 for Alice N. Schwartz and for the Alice N. Schwartz Revocable Trust set forth in Item 5 were market sales for cash.

The purpose of the Shareholders’ ownership of Bio-Rad shares has been control of the Company. Mrs. Schwartz, along with other members of her family, control the management of the Company and may be deemed to be a “parent” of the Company as that term is defined in the Rules and Regulations of the Commission.
Item 5. Interest in Securities of the Issuer.
Item 5 to the Schedule 13D is hereby amended, in pertinent part, as follows:

(a)-(b).

Alice N. Schwartz owns beneficially 2,737,673 shares of Class A Common Stock, representing 11.2% of the issued and outstanding Class A Common Stock.

•
2,733,853 of these shares are held by the following trusts, all of which Alice N. Schwartz is the sole trustee: the David and Alice N. Schwartz Charitable Remainder Unitrust (34,311 shares); the David Schwartz Exemption Trust (90 shares); the David Schwartz Exempt Marital Trust (240 shares); the David Schwartz Non-Exempt Marital Trust (898,931 shares); and the Alice N. Schwartz Revocable Trust (1,800,281 shares). The shares held by the David Schwartz Exemption Trust, the David Schwartz Exempt Marital Trust, the David Schwartz Non-Exempt Marital Trust, and the Alice N. Schwartz Revocable Trust were previously held by the David and Alice Schwartz Revocable Trust, of which Alice N. Schwartz was the sole trustee after the death of her husband David Schwartz. On October 1, 2013, Alice N. Schwartz allocated these shares from the David and Alice Schwartz Revocable Trust to each of those trusts.

•
3,820 of these shares are held by the Alles Institute for Medical Research, a Delaware Charitable Nonstock Corporation, with respect to which Alice N. Schwartz shares voting and dispositive power consistent with the purposes of the Delaware Charitable Nonstock Corporation.

The Alice N. Schwartz Revocable Trust holds 1,800,281 shares of Class A Common Stock, representing 7.3% of the issued and outstanding Class A Common Stock.

(c). Since the most recent filing of a statement on Schedule 13D, the following transactions have been effected by Mrs. Schwartz:

Date	No. of Shares of Class A Common Stock Acquired (Disposed)	Type	Price Per Share	Ownership
3/11/15	(37,680)	Open market sale	$133.95(1)	Trust(2)
3/11/15	(22,320)	Open market sale	$134.17(3)	Trust(2)
6/10/16	(7,000)	Open market sale	$147.02	Trust(2)
9/12/16	(6,370)	Gift(4)	--	Trust(2)

(1)
The price of $133.95 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $133.05 to $134.00, inclusive. The reporting person undertakes to provide to Bio-Rad Laboratories, Inc., any security holder of Bio-Rad Laboratories, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(2)	Held by the Alice N. Schwartz Revocable Trust, of which Alice N. Schwartz is the sole trustee.

(3)
The price of $134.17 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $134.01 to $134.54, inclusive. The reporting person undertakes to provide to Bio-Rad Laboratories, Inc., any security holder of Bio-Rad Laboratories, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(4)
Gifted to Alles Institute for Medical Research, a Delaware Charitable Nonstock Corporation, with respect to which Alice N. Schwartz shares voting and dispositive power consistent with the purposes of the Delaware Charitable Nonstock Corporation.

Since the most recent filing of a statement on Schedule 13D, the following transactions have been effected by the Alice N. Schwartz Revocable Trust:

Date	No. of Shares of Class A Common Stock Acquired (Disposed)	Type	Price Per Share	Ownership
10/1/13	1,873,651	Trust Allocation (1)	--	Direct
3/11/15	(37,680)	Open market sale	$133.95(2)	Direct
3/11/15	(22,320)	Open market sale	$134.17(3)	Direct
6/10/16	(7,000)	Open market sale	$147.02	Direct
9/12/16	(6,370)	Gift(4)	--	Direct

(1)
On October 1, 2013, Alice N. Schwartz, as the sole trustee of the David and Alice Schwartz Revocable Trust after the death of her husband David Schwartz, allocated 1,873,651 shares from the David and Alice Schwartz Revocable Trust to the Alice N. Schwartz Revocable Trust.

(2)
The price of $133.95 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $133.05 to $134.00, inclusive. The reporting person undertakes to provide to Bio-Rad Laboratories, Inc., any security holder of Bio-Rad Laboratories, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(3)
The price of $134.17 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $134.01 to $134.54, inclusive. The reporting person undertakes to provide to Bio-Rad Laboratories, Inc., any security holder of Bio-Rad Laboratories, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(4)
Gifted to Alles Institute for Medical Research, a Delaware Charitable Nonstock Corporation, with respect to which Alice N. Schwartz shares voting and dispositive power consistent with the purposes of the Delaware Charitable Nonstock Corporation.

(d), (e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 to the Schedule 13D is hereby amended, in pertinent part, as follows:

Alice N. Schwartz has indirect beneficial ownership of 4,060,054 shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”), of the Company held by Blue Raven Partners, L.P., a California limited partnership, over which she has shared voting and dispositive power, as the result of her position as a general partner of Blue Raven Partners, L.P.

Mrs. Schwartz is the beneficial owner of 496,562 shares of Class B Common Stock, over which she has sole voting power and which are held in the following trusts, all of which Mrs. Schwartz is the sole trustee: the David Schwartz Non-Exempt Marital Trust (57,000 shares); and the Alice N. Schwartz Revocable Trust (439,562 shares).

As the result of the foregoing, Mrs. Schwartz has beneficial ownership of an aggregate of 4,556,616 shares of Class B Common Stock, representing 88.9% of the issued and outstanding Class B Common Stock.

The Alice N. Schwartz Revocable Trust is the direct and beneficial owner of 439,562 shares of Class B Common Stock with respect to which it has sole voting and dispositive power, representing 8.6% of the issued and outstanding Class B Common Stock.

By virtue of her Class B Common Stock ownership, Mrs. Schwartz, along with other members of her family, control the management of the Company and may be deemed to be a “control person” of the Company as that term is defined in the Rules and Regulations of the Commission.

Item 7. Material to be Filed as Exhibits.

Exhibit 1    Agreement Among the Shareholders to File Joint Schedule 13D

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 29, 2017

/s/ Alice N. Schwartz
Alice N. Schwartz, individually

ALICE N. SCHWARTZ REVOCABLE TRUST

/s/ Alice N. Schwartz
Alice N. Schwartz, Trustee

EXHIBIT INDEX

Exhibit 1    Agreement Among the Shareholders to File Joint Schedule 13D